UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                     FORM 15

      Certification and Notice of Termination of Registration under Section
                 12(g) of the Securities Exchange Act of 1934 or
            Suspension of Duty to File Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 333-60202

                      INSIGHT COMMUNICATIONS COMPANY, INC.
           (Exact name of the registrant as specified in its charter)

                                 810 7th Avenue
                            New York, New York 10019
                                 (917) 286-2300
    (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

                     12 1/4% Senior Discount Notes due 2011
            (Title of each class of securities covered by this Form)

                                      None


(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)                         Rule 12h-3(b)(1)(ii)
       Rule 12g-4(a)(1)(ii)                        Rule 12h-3(b)(2)(i)
       Rule 12g-4(a)(2)(i)                         Rule 12h-3(b)(2)(ii)
       Rule 12g-4(a)(2)(ii)                        Rule 15d-6    [X]
       Rule 12h-3(b)(1)(i)


Approximate number of holders of record as of the certification or notice date:
  None.



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                                EXPLANATORY NOTE

This Form 15 is being filed with respect to the 12 1/4% Senior Discount Notes due 2011 (the "12 1/4% Notes") issued by Insight Communications Company, Inc. On December 31, 2007, all $350 million aggregate principal amount of the 12 1/4% Notes were redeemed at a redemption price of 104.083% of the principal amount, plus accrued and unpaid interest, in accordance with the terms of the 12 1/4% Notes.

                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  January 2, 2008            Insight Communications Company, Inc.


                                  By: /s/ Elliot Brecher
                                     ---------------------------------------
                                     Elliot Brecher
                                     Senior Vice President,
                                     General Counsel and Secretary